Filed by KLA-Tencor Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Orbotech Ltd.
Commission File No.: 000-12790
TEXT OF EARNINGS CALL TRANSCRIPT

JANUARY 29, 2019
OPERATOR

Good afternoon. My name is Christine, and I'll be your conference operator today. At this time, I would like to welcome everyone to the KLA Corporation Second Quarter Fiscal Year 2019 Earnings Conference Call.
Ed Lockwood with KLA Corporation Investor Relations, you may begin your conference.

ED LOCKWOOD

Thank you, Christine. Good afternoon, everyone, and welcome to our conference call. Joining me on our call today are Rick Wallace, our President and Chief Executive Officer; and Bren Higgins, our Chief Financial Officer. We're here today to discuss quarterly results for the period ended December 31, 2018. We released these results this afternoon at 1:15 Pacific Time. If you haven't seen the release, you can find it on our website.
Today's discussion of our financial results will be presented on a non-GAAP financial basis, unless otherwise specified. A detailed reconciliation of GAAP to non-GAAP results can be found in today's earnings press release and in the investor presentation posted on the KLA Investor Relations website. There, you'll also find a calendar of future investor events, presentations and conferences as well as links to KLA's SEC filings, including our annual report on Form 10-K for the year ended June 30, 2018. In those filings, you will also find descriptions of risk factors that could impact our future results. As you know, our future results are subject to risks. Any forward-looking statements, including those we make on the call today, are subject to those risks and KLA cannot guarantee those forward-looking statements will come true. Our actual results may differ significantly from those projected in our forward-looking statements.
With that, I'll turn the call over to Rick.

RICK WALLACE

KLA reported excellent results for the December quarter, with shipments, revenue and earnings per share each closing above the range of guidance in the period. The December quarter caps the third consecutive year of mid-teens revenue growth for KLA. The consistent, strong financial performance we are delivering is a result of our continued customer collaboration, product innovation and outstanding operational excellence.
Our performance also highlights the strength and resilience of the KLA business model and the company's ability to consistently deliver long-term growth while delivering top-tier financial performance and strong cash returns to stockholders. Consistent with this vision and with an eye to thefuture, on January 10, we unveiled the new name and logo for KLA Corporation. Our new, more contemporary brand honors the legacy of KLA's past and reflects our vision of the future for employees and for partners.
Now for some perspective on today's market dynamics. In terms of our view of the current WFE demand climate, we are aligned with the consensus expectations for a down year for the equipment investment in 2019, largely driven by meaningful declines in memory spend in both segments, which is expected to be partially offset by growth in advanced foundry and logic. However, notwithstanding the near term market headwinds currently impacting WFE investment, the long term growth dynamics for the industry remains strong, fueled by larger and more diversified semiconductor device end demand and disciplined market-driven capacity planning. The reduction in memory capacity investment we are seeing today is a result of weaker mobile demand and a pullback in data center. However, we expect supply and demand to rebalance over time given a more rational and disciplined capacity investment posture by customers.
In contrast to memory, leading edge foundry and logic investments have begun to ramp and momentum is expected to continue in 2019, reasonably balanced through the year with customers investing to support transitions to advanced nodes and the insertion of EUV lithography. For KLA, we have already seen our mix of business shifting to logic and foundry and investment from these customers is expected to remain strong in 2019.
Now for some highlights of our market leadership and product differentiation strategies. KLA continues to experience significant growth in demand for our wafer and mask inspection products driven by tighter wafer cleanliness and geometry specifications in the bare wafer market and the introduction of both EUV and non-EUV projects at the 7-nanometer node in the mask shops. We're also seeing strong customer acceptance of recently released new products, including the revolutionary new Voyager laser scanning pattern inspection and the SP7 bare wafer inspection platforms. Both products are being adopted in volume at multiple customer sites, demonstrating that our long-term R&D investments and product strategies are meeting market requirements and enabling customers to progress their advanced technology roadmaps.
KLA's service business also continues to deliver excellent revenue growth performance while generating strong cash flow. Service is expected to exceed $1 billion in calendar '19 and deliver long term annual revenue growth rates in the 9% to 11% range. Growth in service is tied to a number of factors, including expansion of the installed base and more end demand for legacy applications, driving higher utilization of capacity and extension of useful life.
These are just a couple of examples of how our strategies for technology and market leadership are delivering results. As we move ahead in the new year, we remain focused on advancing our long-term strategies, positioning the company for success and continuing to deliver strong financial performance and long-term stockholder value.
To conclude before handing the call over to Bren, I'd like to give a quick update on the status of the Orbotech transaction. KLA and Orbotech are continuing to work cooperatively on approval of our transaction with the Chinese antitrust authority, the State Administration for Market Regulation, and we're finalizing discussions with them. We expect to receive China regulatory approval this quarter. Given the timeliness and sensitivity of these discussions, we will forgo any further discussions and will not answer additional questions regarding the transaction until we have new developments to discuss.
This concludes my comments for today. Now I'll turn the call over to Bren. Bren?

BREN HIGGINS

Thanks, Rick, and good afternoon, everyone. As Rick highlighted in his opening remarks, the December quarter delivered excellent financial results for the company. Shipments, revenue, GAAP, non-GAAP diluted earnings per share each came in above the range of guidance in the quarter. Revenue was $1.12 billion, GAAP diluted earnings per share was $2.42 and non-GAAP diluted earnings per share was $2.44 in the December quarter. In today's press release, you'll find a reconciliation of GAAP to non-GAAP diluted earnings per share. As a reminder, unless I explicitly refer to GAAP results, my commentary will be solely focused on the non-GAAP results, which exclude the adjustments covered in the press release.
Now for highlights on the December demand environment in terms of shipments. Total shipments were a record $1.09 billion, above the range of guidance for the quarter. The upside to our shipping guidance was a result of pull-ins of approximately $65 million of deliveries originally scheduled for the March quarter. As a result of these pull-ins, the shipment results for the second half of calendar '18 were essentially flat with the first half. Our outlook for March quarter shipments is in the range of $860 million to $940 million, with the quarterly sequential decline in shipments a function of these pull-ins into the December quarter as well as the shift in delivery dates from two memory customers that occurred very late in December. Though visibility in the industry today is challenging and customer plans remain fluid, particularly in memory, our current view is for the second half 2019 shipments to be greater than the first half, a result of the factors I just discussed and our latest customer delivery expectations for 2019.
Memory was 61% of semiconductor shipments in December. DRAM accounted for 38% of system shipments. We expect memory to be approximately 40% of shipments in the March quarter.
Foundry was 24% of shipments in the December quarter and is forecasted to be about 50% of the total in March.
Logic shipments were 15% and the current outlook is for logic to be approximately 10% of shipments in March. The approximate distribution of shipments by product group was: wafer inspection was 48% of shipments; patterning was 28%, patterning includes shipments for reticle inspection; service was 21%; and non-semi and component inspection was approximately 3%.
I'll turn now to the income statement. Revenue was a record $1.12 billion in December and $50 million above the midpoint of guidance. We expect March revenue to be in the range of $880 million to $960 million. March revenue levels are lower than we expected back in October.
As highlighted in our recent earnings reports, the adoption of ASC 606 for revenue recognition means that quarterly revenue levels are now more closely tied to quarterly shipments. Due to this dynamic, the shipment pull-ins we experienced in December have led to meaningful revenue upside in the quarter but at the expense of the March quarter. This, coupled with the memory shipment delays I mentioned earlier, are lowering our revenue expectations for March.
Due to our record shipment backlog and expectations for system shipment scheduling for the remainder of the year, we anticipate that the March quarter will be the low point and anticipate sequential revenue growth to resume in the June quarter and continue for the remainder of calendar year '19.
Gross margin was 63.6% in December, 40 basis points lower than the midpoint of guidance as the modest improvement in product mix was offset by slightly higher manufacturing and service costs. In March, we expect gross margin to be in the range of 61% to 62%, principally due to volume as manufacturing costs are spread across a lower revenue base. Product mix expectations are roughly consistent with the December quarter.
Total operating expenses were $275 million in December and at the midpoint of our guidance. Operating margin was 39.1%. For the March quarter, we expect operating expenses to be approximately $278 million at the midpoint, with variability around this level driven principally by the timing of program development costs. Looking forward, our customers' technology road maps represent an opportunity for served market expansion for process control and market share opportunities for KLA.
Our operating expense investment levels for 2019 are geared to meet the needs of this expanding market for our products and technology. We are making significant investments to support EUV adoption, increasing metrology and inspection challenges in memory and data analytics and design-based capabilities to ensure customers are able to get increasing value from our products. We are optimistic about these growth prospects and plan to invest accordingly.
The effective tax rate was 11.4%. Given the new corporate tax structure in the U.S. and our expectations for the geographic distribution of profit, we are adjusting our long-term planning rate down 1% to 14%. At this point, we expect this rate to remain at 14%, inclusive of Orbotech after closeof the transaction.
Finally, net income for the quarter was $372 million, and we had 152.6 million fully diluted weighted shares outstanding.
Now for some highlights of the balance sheet and cash flow statement. Cash and investments were $2.7 billion, cash from operations was $282 million and free cash flow was $256 million. Capital expenditures for 2018 were higher than our historical run rate of around $50 million to $60million per year due to the expansion of production facilities to support future growth as well as investment to support our new, R&D-focused facility in Ann Arbor, Michigan. I would expect CapEx levels to remain elevated in calendar '19 as we continue to make investments in these areas. For calendar year '18, free cash flow as a percentage of revenue was 30%.
In the December quarter, we baked an aggregate of $115 million in regular and quarterly dividends and dividend equivalents upon the vesting of restricted stock units and repurchased $250 million of common stock pursuant to our share repurchase program. We are currently repurchasing shares under an existing $1 billion buyback authorization with just over $400 million remaining as of the close of the quarter. We expect to complete this program over the next couple of quarters consistent with the previously articulated approach and subject to market conditions. We have authorization for an additional $1 billion share repurchase upon completion of the Orbotech acquisition.
In conclusion, the results demonstrated by KLA in the December quarter reflect the company's technology leadership, the critical nature of process control on our customers' growth strategies and the value generated by our industry-leading business model. Given these factors and coupled with the new opportunities for market expansion represented by the anticipated Orbotech acquisition, we believe KLA is uniquely positioned to continue to deliver long-term value to stockholders.
After 3 strong years of memory investment, 2019 will be a year of digestion for this segment of the industry. Customers continue to press their technology road maps, but their capacity planning remains fluid. For KLA, we expect that given our technology leadership, coupled with expected growth in the foundry and logic segments and along with our exposure to broader opportunities in the wafer and reticle markets, we are well positioned to outperform the industry in 2019.
With that, to summarize, guidance for the March quarter is: shipments in the range of $860 million to $940 million; revenue between $880 million and $960 million; and GAAP diluted EPS of $1.35 to $1.67 per share as well as non-GAAP diluted EPS of $1.39 to $1.71 per share. We plan to update guidance inclusive of the Orbotech acquisition shortly after completion of the transaction later this quarter.
Before turning the call over for your questions, I'd like to notify investors that we have decided to shift our 2019 New York Investor Day from the original planned date in March to later in the calendar year. We will update you on the new timing at a later date.
With that, I'll now turn the call back over to Ed to begin the Q&A.

ED LOCKWOOD

Okay. Thank you, Bren. At this point, we'll open up the call for your questions. Alright Christine, we're ready for the first question.

OPERATOR

Your first question comes from the line of Timothy Arcuri from UBS.

UBS

So Bren, I'm trying to sort of noodle through the pull-in and noodle through the impact of that. So if I adjust for the pull-in, the shipments were like $2.15 billion in the back half of 2018. And then if I adjust for that pull-in, the shipments would be like $965 million roughly at the midpoint for March. You said before that the first half shipments would be up versus the back half. So for it to even be flat, that would imply that June shipments would have to be like $1.18 billion or something like that. So they'd have to be up a lot versus March. So I'm just wondering, have those two memory push-outs, do they push out beyond June such that the June shipments would not be $1.18 billion so that it would be what you said it was before?

BREN HIGGINS

Yes, Tim. So I think on your math, look, we had $65 million of shipment pull-ins into December quarter. So based on that guidance, yes, just that effect alone would move the number from $900 million to $965 million. The push-outs are pretty significant in terms of two major projects. So I would say one pushed out further than the first half of the year. The other one, we'll see. I think that there are a number of projects where timing might be in the middle of the year. So we'll have to see where it ultimately lands. But clearly, it had a effect on our view. First half now, I would expect to be down versus the second half of '18. And then we would see a recovery in the second half of '19. So down somewhere in and around 10% plus or minus is how I'm modeling it today, but we'll see how it plays out.

UBS

Okay. Got it. And then if I look back at the revenue, if I just take the midpoint of the revenue guidance, something like $920 million. And I look back at what you did when you were at $920 million in the past, margin was about 200 basis points higher than what you're guiding it. So can you maybe give a little information why is margin so low? Is it just mix? And do you get that back in June and throughout the rest of the year?

BREN HIGGINS

So Tim, I mean, we were obviously sizing the company. And as you can see our output from December in the $1.1 billion to $1.2 billion range. So the decline in the second half of the year and then that carrying forward here through the first quarter is that we're taking basically a factory that's sized to ship a much higher level and spreading those costs across a smaller revenue base. So the volume impact of that is pushing gross margins down, and that's really the only change from a quarter-to-quarter basis as you look at the different moving parts within margin. So I would expect as we start to see revenue pickup given the guidance we said of sequential revenue growth through the rest of the calendar year, we'll start to see some incremental gross margin improvement there. And based on the guidance that we were giving in terms of outperform relative to the industry based on where consensus WFE estimates likely are, we probably see gross margins somewhere in and around, I would say, 63%, plus or minus 50basis points as I'm modeling the year. We'll have to see how some of the mix dynamics play through. But obviously, we're in a much lower revenue level today. And with the industry contracting than what we saw in calendar '18, and that will have effect on our gross margin in the near term.

OPERATOR

Your next question comes from the line of John Pitzer from Crédit Suisse.

CREDIT SUISSE

This is Ada for John. Can you discuss if you're seeing any changes in domestic China at this point?

BREN HIGGINS

Well, the domestic China is a little weaker versus the last call where we were thinking that shipments looked about flat for the indigenous projects year-to-year. As we look at that today, it's probably somewhere in the 10% to 15% lower. We'll see. Obviously, visibility in the second half is not so great at this point. But if I look at the shipment profile of what we shipped in '18, what we expect to ship in '19, it's about 10% to 15% lower, most of it around memory.

CREDIT SUISSE

Got it. And can you talk about the implementation of EUV in DRAM and logic foundry and if you're seeing any changes to the adoption cadence given kind of the slow adoption of leading-edge nodes that's being discussed right now?

RICK WALLACE

No real change. This is Rick. In terms of the rate of adoption, we see continued piloting in early development with an intent to ramp. And we're participating in that through some of the development work we do and also in the mask shop some of our demand has been driven by that. But no real change in the cadence of what we've seen in the past.

OPERATOR

Your next question comes from the line of Krish Sankar from Cowen.

COWEN

This is Steve calling in behalf of Krish. The first one I wanted to ask about was on your bare wafer inspection tool business. Just given how strong that business has been performing for a while now and just given some of the moderation in wafer starts in the semi industry, how should we think about the trajectory of that business across the rest of this year?

BREN HIGGINS

Yes. So this is Bren. So that business continues to show very strong momentum. You have to keep in mind that there are a number of things that are happening there. First of all, there was a long period of time without any investment really at all. So there's a change in the capacity requirements there that customers have been investing in. That, coupled with spec changes, have driven not just the inspection tools, but also need for the metrology tools. So we've seen that business perform very well through '18 and would expect as we look at '19 not much change from that business. So I would expect to see it carry forward. And based on communications so far with customers, I don't have any reason to change that assessment.

COWEN

Okay. Got it. And as for my follow-up, wanted to ask about the relative trend or profile of foundry and logic demand across this year. Is that going to be more first half weighted followed by a moderation in the back half when, I assume, memory picks up the demand profile or do you also see foundry and logic relatively steady across the year?

BREN HIGGINS

In some of the prepared remarks, we talked about it being reasonably balanced across the halves. So I think second half could be a little bit larger, but generally pretty reasonably balanced for both logic and foundry as you add the two segments together.

OPERATOR

Your next question comes from the line of C.J. Muse from Evercore.

EVERCORE

I guess first question on the deferred revenue side, it was a nice uptick for September, but looks like very modest impact here in December. So I guess first question, do you think that the volatility associated with deferred revenues is now behind us?

BREN HIGGINS

Yes, C.J., I think it is. It wasn't that big of an issue for us. But certainly, we're seeing revenue much closer to shipment as you saw from the results in the December quarter and the guidance for March. And if you look in the 10-Q filing, you see the reconciliation between 605 and 606, effectively the same results quarter-to-quarter. So there was the timing issues that played out. But at the end of the day, I think the right way to think about the business and model it given that these are really timing dynamics is pretty much the shipment number will be the revenue number with some variation related to new products. Now we do ship more new products maybe than some of the peers and so that can have an effect or certain regions where you may have to go all the way to customer acceptance. But generally, the numbers are going to be pretty close together.

EVERCORE

Okay. That's very helpful. I guess as my follow-up, as you think about the progression of EUV and thinking specifically to foundry, can you speak to what's driving the demand here, 7-nanometer versus 5-nanometer and how you see the revenue kind of progression through calendar '19 and into calendar '20?

RICK WALLACE

I'm sorry, C.J., what's driving the demand from the device standpoint or for us?

EVERCORE

I'm trying to understand your demand side, both from a more modest pilot line 7-nanometer plus activity this year, ramping more aggressively to 5 next year.

RICK WALLACE

Yes, sure. It's pretty straightforward actually. Most of the demand early in the 7-nanometer comes out of the mask shop because that's where people are qualifying new mask sets and driving a lot of utilization of new capability in the mask shop. And also in the development phases of trying to get those devices to work. And then it'll shift toward production and it will drive more in line kind of applications, both inspection and also some of the metrology needs as we ramp. But right now, what we're experiencing is mainly in the mask shop and the development.

OPERATOR

Your next question comes from the line of Patrick Ho from Stifel.

STIFEL

Maybe, Rick, as a follow-up to C.J.'s EUV question. From your delivery perspective, has everything generally remained on track or do you see any potential pull-ins or push-outs in terms of the timing of delivery of your reticle inspection tools?

RICK WALLACE

No, nothing has delayed. If anything, throughout calendar '18, we saw accelerated demand in support of a larger number of starts than we would have forecast for a year ago in terms of advanced design. So far more tapeouts of advanced designs, both for EUV, but also just advanced 7-nanometer without EUV. So we're seeing the demand on both of those. We don't have an EUV-specific tool in the market. We have tools that can cover both. So we're pretty well situated to support it either way. But that's been strong and particularly in the foundry logic area.

STIFEL

Great. That's helpful. And maybe as a follow-up question in the DRAM market. We've seen how, I think, in the past you've talked about an increase in metrology usage with 3D NAND. As the DRAM industry goes to 1Y and eventually to 1Z and with increases in patterning steps, how do you see the mix of an increase in process control intensity? Is it going to be more biased towards your inspection tools because of the patterning steps or are you also seeing more metrology applications come online as the DRAM industry migrates down these next few nodes?

RICK WALLACE

Yes. Some of both, but for sure, the DRAM will push inspection, high-level inspection sensitivity because they're more sensitive than, say, a NAND flash would be towards advanced inspection capability for smaller defects. So definitely, DRAM is going to push it in terms of things like our Gen 5. Metrology, both of metrology more so I think the flatness and cleanliness on wafers for NAND has been a driver we've talked about in the past. So it then moves when you got a DRAM back to overlay constraint. So it really depends. Fortunately, for us, there are different problems that kind of push different parts of the portfolio depending on where they are in the cycle.

OPERATOR

Your next question comes from the line of Harlan Sur from JPMorgan.

JPMORGAN

Maybe focusing on products. On your flagship Gen 5 PWI inspection system, can you guys just true us up here? I know the team was anticipating 17 to 18 systems in the field exiting last year. Did you guys hit that target? And more importantly, sort of given the ramp of EUV, the early work on 5 and 7-nanometer logic, one alpha node for DRAM, what are your thoughts around growth of Gen 5 this calendar year?

BREN HIGGINS

Yes, Harlan, it's Bren. So thanks for the question. So yes, we did hit our target. Expectations were very consistent or results were consistent with expectations for that product. And as we move into next year, we're still seeing a steady cadence of investment here. Most of the tools are development-focused. We're introducing the second iteration of the product line that provides more, a better cost of ownership for customers, slightly better throughput and also has some new features with data analytics, computational capability, design-based capabilities and so on. So it is moving along pretty well, should be deployed. We'll start to see it crossover. I don't know exactly what the crossover percent will look like in '19. But as you start to think about 5-nanometer ramps, you'll start to see more Gen 5 deployed in production.

JPMORGAN

Yes. Okay. Good to see the momentum there. And then can you guys just give us an update on your multicolumn e-beam inspector system for sub 7-nanometer mask inspection? Last time you gave us an update, which was about a year ago, I think the team was on track to introduce systems this calendar year, calendar year '19. Can we get an update and any early metrics on performance, throughput or customer feedback?

RICK WALLACE

Customer interest remains high. We are now on a phase of this program where because we're engaged in developments with specific customers, we're not talking publicly about progress. But I can tell you there's a lot of interest, a lot of demand out there for capability as you've seen the increase in EUV capability and implementation. But we're not in a position right now to go through the specifics of where we're going based on the collaborations we have.

OPERATOR

There are no further questions. At this time, I turn the call back over to the presenters.

ED LOCKWOOD

Thank you, Christine, and thank you all for joining us today. This concludes our conference call.

OPERATOR

This concludes today's conference call. You may now disconnect.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This transcript is provided in respect of a proposed business combination involving KLA-Tencor Corporation (“KLA”) and Orbotech Ltd. (“Orbotech”). This transcript does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation, sale, issuance or transfer would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction was submitted to the shareholders of Orbotech for their consideration through the proxy statement/prospectus described below. On May 16, 2018, KLA filed with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) that included a preliminary proxy statement/prospectus with respect to Orbotech in connection with the merger of an indirect subsidiary of KLA with and into Orbotech, with Orbotech surviving, and with respect to KLA’s common stock to be issued in the proposed transaction. The Registration Statement was amended and declared effective on June 7, 2018, a copy of the final proxy statement/prospectus contained therein was first made available to Orbotech shareholders on June 7, 2018 and was mailed to Orbotech shareholders on or about June 15, 2018 and the Extraordinary General Meeting of shareholders of Orbotech was held on July 12, 2018. KLA and Orbotech may also file other documents with the SEC regarding the proposed transaction.

This transcript is not a substitute for any prospectus, proxy statement or any other document that KLA or Orbotech has or may file with the SEC in connection with the proposed transaction. Investors and security holders of KLA and Orbotech are urged to read the proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by KLA on KLA’s Investor Relations page (http://ir.kla.com) by writing to KLA, Investor Relations, 1 Technology Drive, Milpitas, CA 95035 (for documents filed with the SEC by KLA), or by Orbotech on Orbotech’s Investor Relations page (investors.orbotech.com) or by writing to Orbotech Ltd., Investor Relations, 7 Sanhedrin Boulevard, North Industrial Zone, Yavne 8110101 Israel (for documents filed with the SEC by Orbotech).

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